Exhibit 4.1

NEW YORK MORTGAGE TRUST, INC.

ARTICLES SUPPLEMENTARY
ESTABLISHING AND FIXING THE RIGHTS AND PREFERENCES
OF

SERIES A CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK
(liquidation preference $20.00 per share)

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (“SDAT”) that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Company or a duly authorized committee thereof (the “Board of Directors”) by Article VI of the Articles of Amendment and Restatement of the Company (the “Charter”), the Board of Directors by duly adopted resolutions reclassified and designated 2,000,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock, $0.01 par value per share, of the Company having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms set forth in the Articles Supplementary filed with and accepted for record by the SDAT on January 3, 2008 as 2,000,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock, $0.01 par value per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which, upon any restatement of the Charter, shall be deemed to be part of Article VI of the Charter with any necessary or appropriate renumbering or relettering of the sections or subsections thereof:

SERIES A CUMULATIVE REDEEMABLE
CONVERTIBLE PREFERRED STOCK

A. TERMS OF THE SERIES A CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK.

1. Designation and Number. A series of Preferred Stock, designated the “Series A Cumulative Redeemable Convertible Preferred Stock” (the “Series A Preferred Stock”), is hereby established. The maximum number of authorized shares of Series A Preferred Stock shall be 2,000,000.

2. Rank. The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) prior or senior to any class or series of Common Stock of the Company and any other class or series of equity securities of the Company, if the holders of Series A Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series (“Junior Stock”); (b) on a parity with any class or series of equity securities of the Company if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”); (c) junior to any class or series of equity securities of the Company if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series A Preferred Stock (“Senior Stock”); and (d) junior to all existing and future indebtedness of the Company. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

3. Dividends.

(a) Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Company, out of funds legally available for the payment of distributions, cumulative preferential quarterly cash dividends at the rate of the greater of (i) two and one half percent (2.5%) per quarter of the $20.00 per share liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of $2.00 per share) or (ii) the quotient of the quarterly dividend declared on shares of the common stock, par value $0.01 per share, of the Company (“Common Stock”) divided by the conversion price set forth in Section 7(a). In the event the Company shall have failed to file a resale registration statement (“Resale Registration Statement”) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on or before June 30, 2008 (“Registration Deadline”) pursuant to that certain registration rights agreement among the Company and each of the investors listed on Schedule I thereto dated as of November 30, 2007, holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Company, out of funds legally available for the payment of distributions, an additional cumulative preferential cash dividend at the rate of one-half percent (0.5%) per quarter of the $20.00 liquidation preference per share (equivalent to $0.10 per quarter per share) for each calendar quarter after the Registration Deadline until such Resale Registration Statement shall have been so filed (the “Registration Penalty Dividend”). Such dividends shall accumulate on a daily basis and be cumulative from (but excluding) the original date of issuance and be payable quarterly in arrears on or before the last day of each January, April, July and October of each year, beginning on April 30, 2008 (each such day being hereinafter called a "Dividend Payment Date"); provided that if any Dividend Payment Date is not a Business Day (as hereinafter defined), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. The first dividend will be payable based on a full quarter. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360 day year. Dividends will be payable in arrears to holders of record as they appear on the stock records of the Company at the close of business on the last business day of March, June, September and December immediately preceding such Dividend Payment Date. Holders of Series A Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series A Preferred Stock. No interest shall be paid in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

(b) When dividends are not paid in full upon the Series A Preferred Stock or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series A Preferred Stock and any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and accumulated, accrued and unpaid on such Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Series A Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by the Company with respect to any class or series of Parity Stock. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared or paid or set apart for payment by the Company with respect to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock. Notwithstanding the above, the Company shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Company’s qualification as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

(c) Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock in excess of full cumulative dividends on the Series A Preferred Stock as described above.

(d) No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(e) The Registration Penalty Dividend shall not be due and payable as set forth in Section 3(a) if a majority of the “independent” (as such term is defined in Section 303.A of the Listed Company Manual of the New York Stock Exchange (“NYSE”)) directors determine in good faith that the failure to file the Resale Registration Statement by the Registration Deadline is due to circumstances beyond the ultimate control of the Company or the result of any action or inaction of any of the holders of the Series A Preferred Stock.

(f) If, for any taxable year, the Company elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”)) any portion (the “Capital Gains Amount”) of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their proportionate share of the Company’s undistributed long-term capital gains, as designated by the Company.

(g) "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

4. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution by the Company shall be made to or set apart for the holders of any shares of Junior Stock, the holders of shares of Series A Preferred Stock shall be entitled to receive a liquidation preference of $20.00 per share (the “Liquidation Preference”), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, but such holders shall not be entitled to any further payment. Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company.

(b) If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of Series A Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series A Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full.

(c) Written notice of any such liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Company.

(d) A voluntary or involuntary liquidation, dissolution or winding up of the Company shall not include a consolidation or merger of the Company with one or more corporations, a sale, lease, conveyance or transfer of all or substantially all of the Company’s assets or business, or a statutory share exchange.

(e) Upon any liquidation, dissolution or winding up of the Company, after payment shall have been made in full to the holders of Series A Preferred Stock and any Parity Stock, any other series or class or classes of Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Stock and any Parity Stock shall not be entitled to share therein.

5. Redemption.

(a) Except as set forth in Section 6, the Series A Preferred Stock shall not be redeemable prior to December 31, 2010. However, in order to ensure that the Company will continue to meet the requirement for qualification as a REIT, unless the provisions of Article VII of the Company’s Charter have been waived or modified with respect to a holder of the Series A Preferred Stock, as applicable, the Series A Preferred Stock will be subject to the provisions of Article VII of the Company’s Charter pursuant to which any series of Preferred Stock owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in such Article VII) will automatically be deemed “Shares-in-Trust” (as defined in such Article VII) and the Company will have the right to purchase such shares, as provided in Article VII of the Charter. To the extent any shares of the Series A Preferred Stock are not converted into shares of Common Stock pursuant to Section 7 hereof, the Company shall redeem Series A Preferred Stock, in whole but not in part, on or about December 31, 2010 at a cash redemption price equal to 100% of the Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption (such date fixed for redemption, the “Redemption Date”). If full cumulative dividends on all outstanding Series A Preferred Stock have not been paid or declared and set apart for payment, no Series A Preferred Stock may be redeemed unless all outstanding Series A Preferred Stock are simultaneously redeemed.

(b) Notice of redemption of the Series A Preferred Stock shall be mailed by the Company to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on the share records of the Company. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the number of Series A Preferred Stock to be redeemed; and (iii) the place or places where certificates for such Series A Preferred Stock are to be surrendered for cash. From and after the Redemption Date, dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption).

(c) The Series A Preferred Stock shall be mandatorily redeemed by the Company on December 31, 2010 and will not be subject to any sinking fund.

(d) Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Series A Preferred Stock.

(e) Any Series A Preferred Stock redeemed, purchased, converted or otherwise acquired by the Company in any manner whatsoever shall become authorized but unissued Preferred Stock of the Company and may be reissued or reclassified by the Company in accordance with the applicable provisions of the Charter.

6. Special Optional Redemptions.

(a) Special Optional Redemption by the Company after Change of Control.

(i) At any time following a Change of Control Optional Conversion Termination Date (as defined below), the Company will have the option upon written notice to the holders of record of the then outstanding shares of Series A Preferred Stock in accordance with Section 5(b) to redeem the then outstanding shares of Series A Preferred Stock, in whole but not in part, within 90 days after the Change of Control Optional Conversion Termination Date, for a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends to the Redemption Date.

(ii) Within five (5) calendar days after the occurrence of a Change of Control, the Company shall give Notice (as defined in Section 7(b)) to the holders of Series A Preferred Stock of the occurrence of the Change of Control and of the Optional Conversion Right provided in Section 7(a). Such Notice shall state:

(A) the events constituting the Change of Control;

(B) the date of the Change of Control;

(C) Change of Control Optional Conversion Termination Date;

(D) the name and address of the transfer agent;

(E) the Conversion Rate and any adjustment to the Conversion Rate; and

(F) the procedures that a holder must follow to exercise the Optional Conversion Right.

Prior to the opening of business on the first Trading Day (as defined in Section 7(b)) after giving such Notice, the Company shall issue for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) a press release containing the information required in such Notice.

(iii) To exercise the Optional Conversion Right after the date on which the Company gives the Notice specified in Section 6(a)(ii), a holder of the Series A Preferred Stock shall surrender to the Company at its principal office or at the office of the transfer agent of the Company, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series A Preferred Stock to be converted accompanied by the Series A Preferred Stock to be converted, duly endorsed for transfer, together with the Conversion Notice specified in Section 7(c)(i), on or before the twentieth (20th) Trading Day (the “Change of Control Optional Conversion Termination Date”) after the date the Company gives such Notice (subject to extension to comply with applicable law).

(iv) A holder of Series A Preferred Stock may withdraw its Conversion Notice (in whole or in part) by a written notice of withdrawal delivered to the Company prior to the close of business on the Trading Day prior to the Change of Control Conversion Termination Date. The notice of withdrawal shall state:

(A) the number of shares of Series A Preferred Stock not to be converted into Common Stock;

(B) if certificated Series A Preferred Stock have been issued, the certificate numbers of the withdrawn Series A Preferred Stock; and

(C) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

(v) Upon any redemption of the Series A Preferred Stock pursuant to this Section 6, the Company will pay, in cash, any accrued and unpaid dividends to the Redemption Date, whether or not authorized, unless the Redemption Date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, in which case each holder of the Series A Preferred Stock at the close of business on such dividend payment record date will be entitled to the distribution payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date. Except as provided in the previous sentence, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on the Series A Preferred Stock.

(vi) At its election, the Company, prior to the Redemption Date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends) for the shares of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company.

(vii) A "Change of Control" shall be deemed to have occurred at such time as (i) the date a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of Voting Stock representing more than 50% of the total voting power of the total Voting Stock of the Company; (ii) the date the Company sells, transfers or otherwise disposes of all or substantially all of its assets; or (iii) the date of the consummation of a merger or share exchange of the Company with another entity where the Company's stockholders immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Company's Board of Directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the Board of Directors of the corporation issuing cash or securities in the merger or share exchange.

(viii) "Voting Stock" shall mean capital stock of any class or kind having the power to vote generally for the election of directors.

(b) Special Optional Redemption by the Holders of Series A Preferred Stock.

(i) In the event the Company fails to issue and sell Common Stock that generates aggregate gross proceeds to the Company, before underwriting discounts and commissions, placement fees and offering expenses, of $50 million by September 30, 2008, then the holders of Series A Preferred Stock shall have the right to redeem the Series A Preferred Stock in exchange for, at the option of the Company, (x) cash equal to the Liquidation Preference, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the Redemption Date, or (y) senior notes equal in value to the Liquidation Preference per share, maturing on December 31, 2010, bearing an annual interest rate of ten percent (10%) and on other terms reasonably satisfactory to the holders of the Series A Preferred Stock (the “Senior Notes”), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the Redemption Date (the “Holder Redemption Option”).

(ii) To exercise the Holder Redemption Option as set forth in Section 6(b), a holder of the Series A Preferred Stock must surrender to the Company at its principal office or at the office of the transfer agent of the Company, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series A Preferred Stock to be exchanged accompanied by a written notice stating that the holder of Series A Preferred Stock elects to exchange all or a specified whole number of those shares in accordance with this Section 6(b), and specifying the name or names in which the holder wishes the Senior Notes or cash be issued (“Special Redemption Notice”). Other than any transfer taxes payable upon such exchange, the Company shall also pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of Senior Notes or cash upon exchange of the shares of Series A Preferred Stock.

(iii) As promptly as practicable after the surrender of the certificate or certificates for the shares of Series A Preferred Stock in accordance with Section 6(b)(ii), the receipt of the Special Redemption Notice and payment of all required transfer taxes, if any, or the demonstration to the Company’s satisfaction that those taxes have been paid, the Company shall issue and shall deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order, (a) cash or a Senior Note in an amount equal to the aggregate value of the Liquidation Preference for such shares of Series A Preferred Stock being exchanged by the holder of the Series A Preferred Stock, or the holder’s transferee, as the case may be, and (b) if less than the full number of Series A Preferred Stock evidenced by the surrendered certificate or certificates is being exchanged, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being exchanged.

(iv) Each exchange shall be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Series A Preferred Stock to be exchanged (the “Exchange Date”) so that the rights of the holder thereof as to the Series A Preferred Stock being exchanged shall cease except for the right to receive the consideration set forth in Section 6(b)(i).

7. Conversion.

(a) Optional Conversion.

(i) Subject to and upon compliance with the provisions of this Section 7 and prior to December 31, 2010, a holder of any share or shares of Series A Preferred Stock shall have the right, at its option, to convert all or any portion of such holder’s outstanding Series A Preferred Stock (the “Optional Conversion Right”), subject to the conditions described below, into the number of fully paid and non-assessable shares of Common Stock at a conversion rate of one share of Common Stock per $4.00 liquidation preference (the “Conversion Rate”), which is equivalent to a conversion price of approximately $4.00 per share of Common Stock (the “Conversion Price”) (subject to adjustment in accordance with the provisions of Section 8). Such holder shall surrender to the Company such shares of Series A Preferred Stock to be converted in accordance with the provisions in paragraph (b) and (c) of this Section 7, as applicable.

(ii) Except for the voting rights set forth in Section 9 hereof, a holder of Series A Preferred Stock is not entitled to any rights of a holder of shares of Common Stock until that holder has converted its Series A Preferred Stock, and only to the extent the shares of Series A Preferred Stock are deemed to have been converted to shares of Common Stock in accordance with the provisions of this Section 7.

(iii) The Company shall, prior to issuance of any shares of Series A Preferred Stock hereunder, and from time to time as may be necessary, reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its duly authorized Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series A Preferred Stock then outstanding into such Common Stock at any time. The Company covenants that all shares of Common Stock which may be issued upon conversion of Series A Preferred Stock shall upon issuance be fully paid and nonassessable and free from all liens and charges and, except as provided in Section 7(c), taxes with respect to the issue thereof. Before the delivery of any securities that the Company shall be obligated to deliver upon conversion of the shares of Series A Preferred Stock, the Company shall comply with all applicable federal and state laws and regulations.

(b) Mandatory Conversion.

(i) Each outstanding share of Series A Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock at the Conversion Rate (subject to adjustment in accordance with the provisions of Section 8) upon satisfaction of the following conditions (the “Mandatory Conversion”):

(A) the Company has obtained the requisite approval(s), if any, of its common stockholders in connection with the issuance of the Series A Preferred Stock or any Common Stock issuable upon conversion of such shares of Series A Preferred Stock;

(B) the Resale Registration Statement has been declared effective by the SEC; and

(C) the number of shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock shall equal a number that is less than ten percent (10%) of the Company’s then outstanding Common Stock;

provided, however, that no such Mandatory Conversion shall occur if such conversion would result in the Company being consolidated for accounting purposes as a subsidiary of JMP Group, Inc.

(ii) To exercise the Mandatory Conversion right set forth in this Section 7(b), the Company must issue a press release for publication on the Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on any Trading Day (as defined below) not more than five Trading Days following any date on which the Company becomes aware that the conditions set forth in Section 7(b)(i) shall have been satisfied, announcing the satisfaction of the Mandatory Conversion conditions. The Company shall also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series A Preferred Stock (“Notice”) (not more than four Trading Days after the date of the press release) of the Mandatory Conversion. The conversion date (the “Mandatory Conversion Date”) shall be on the date that is five Trading Days after the date on which the Company issues such press release. In addition to any information required by applicable law or regulation, the press release and Notice of a Mandatory Conversion shall state, as appropriate, (A) the Mandatory Conversion Date; (B) the number of shares of Series A Preferred Stock to be converted and the number of shares of Common Stock to be issued upon conversion of such shares; and (C) that dividends on the Series A Preferred Stock to be converted shall cease to accrue on the Mandatory Conversion Date.

(iii) Upon exercise of the Mandatory Conversion right and the surrender of shares of the Series A Preferred Stock by a holder thereof, the Company shall issue and shall deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order certificates representing the number of validly issued, fully paid and non-assessable full shares of Common Stock to which a holder of shares of Series A Preferred Stock being converted, or a holder’s transferee, shall be entitled.

(iv) Each conversion shall be deemed to have been made at the close of business on the Mandatory Conversion Date so that the rights of the holder thereof as to the Series A Preferred Stock being converted shall cease except for the right to receive the number of fully paid and non-assessable shares of Common Stock at the Conversion Rate (subject to adjustment in accordance with the provisions of Section 8), and the person entitled to receive shares of Common Stock shall be treated for all purposes as having become the record holder of those shares of Common Stock at that time.

(v) In lieu of the foregoing procedures, if the shares of Series A Preferred Stock are held in global form, each holder of beneficial interest in Series A Preferred Stock must comply with the procedures of The Depository Trust Company (“DTC”) to convert such holder’s beneficial interest in respect of the Series A Preferred Stock evidenced by a global share of the Series A Preferred Stock.

(vi) In case any shares of Series A Preferred Stock are to be converted pursuant to this Section 7(b), such holder’s right to voluntarily convert its Series A Preferred Stock shall terminate at 5:00 p.m., New York City time, on the Trading Day immediately preceding the Mandatory Conversion Date.

(vii) “Trading Day” shall mean a day during which trading in securities generally occurs on the NYSE or, if the Common Stock is not listed on the NYSE, on the principal other United States national or regional securities exchange on which the Common Stock is then listed (including the Nasdaq Global Market and the Nasdaq Capital Market) or, if the Common Stock is not listed on a United States national or regional securities exchange, on the principal other market on which the Common Stock is then traded immediately prior to the Mandatory Conversion Date.

(c) Optional Conversion Right Procedures.

(i) To exercise the Optional Conversion Right as set forth in Section 7(a), a holder of the Series A Preferred Stock must surrender to the Company at its principal office or at the office of the transfer agent of the Company, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series A Preferred Stock to be converted accompanied by a written notice stating that the holder of Series A Preferred Stock elects to convert all or a specified whole number of those shares in accordance with this Section 7(c) and specifying the name or names in which the holder wishes the certificate or certificates for the shares of Common Stock to be issued (“Conversion Notice”). In case the notice specifies that the shares of Common Stock are to be issued in a name or names other than that of the holder of Series A Preferred Stock, the notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in that name or names. Other than those transfer taxes payable pursuant to the preceding sentence, the Company shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of the shares of Series A Preferred Stock.

(ii) As promptly as practicable after the surrender of the certificate or certificates for the shares of Series A Preferred Stock in accordance with Section 7(c)(i), the receipt of the Conversion Notice and payment of all required transfer taxes, if any, or the demonstration to the Company’s satisfaction that those taxes have been paid, the Company shall issue and shall deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order, (a) certificates representing the number of validly issued, fully paid and non-assessable full shares of Common Stock to which the holder of the Series A Preferred Stock being converted, or the holder’s transferee, shall be entitled and (b) if less than the full number of Series A Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted.

(iii) Each conversion shall be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Series A Preferred Stock to be converted (the “Conversion Date”) so that the rights of the holder thereof as to the Series A Preferred Stock being converted shall cease except for the right to receive the number of fully paid and non-assessable shares of Common Stock at the Conversion Rate (subject to adjustment in accordance with the provisions of Section 8), and, if applicable, the person entitled to receive shares of Common Stock shall be treated for all purposes as having become the record holder of those shares of Common Stock at that time.

(iv) In lieu of the foregoing procedures, if the shares of Series A Preferred Stock are held in global form, each holder of beneficial interest in Series A Preferred Stock must comply with the procedures of DTC to convert such holder’s beneficial interest in respect of the Series A Preferred Stock evidenced by a global share of the Series A Preferred Stock.

(d) Payment of Dividends.

(i) Optional Conversion.

(A) If a holder of shares of Series A Preferred Stock exercises its Optional Conversion Right, upon delivery of the Series A Preferred Stock for conversion, those shares of Series A Preferred Stock shall cease to cumulate dividends as of the end of the day immediately preceding the Conversion Date and the holder shall not receive any cash payment representing accrued and unpaid dividends of the Series A Preferred Stock, except in those limited circumstances discussed in this Section 7(d). Except as provided herein, the Company shall make no payment for accrued and unpaid dividends, whether or not in arrears, on Series A Preferred Stock converted at a holder’s election pursuant to a Conversion Right, or for dividends on shares of Common Stock issued upon such conversion.

(B) If the Company receives a Conversion Notice before the close of business on a Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable on such converted Series A Preferred Stock on the corresponding Dividend Payment Date.

(C) If the Company receives a Conversion Notice after the Dividend Record Date but prior to the corresponding Dividend Payment Date, the holder on the Dividend Record Date shall receive on that Dividend Payment Date accrued dividends on those Series A Preferred Stock, notwithstanding the conversion of those Series A Preferred Stock prior to that Dividend Payment Date, because that holder shall have been the holder of record on the corresponding Dividend Record Date. However, at the time that such holder surrenders the Series A Preferred Stock for conversion, the holder shall pay to the Company an amount equal to the dividend that has accrued and that shall be paid on the related Dividend Payment Date.

(D) A holder of shares of Series A Preferred Stock on a Dividend Record Date who exercises its Optional Conversion Right and converts such Series A Preferred Stock into Common Stock on or after the corresponding Dividend Payment Date shall be entitled to receive the dividend payable on such Series A Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of Series A Preferred Stock.

(ii) Mandatory Conversion.

(A) If the Company exercises the Mandatory Conversion right, whether the Mandatory Conversion Date is prior to, on or after the Dividend Record Date for the current period, all unpaid dividends which are in arrears as of the Mandatory Conversion Date shall be payable to the holder of the Series A Preferred Stock.

(B) If the Company exercises the Mandatory Conversion right and the Mandatory Conversion Date is a date that is prior to the close of business on any Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date.

(C) If the Company exercises the Mandatory Conversion right and the Mandatory Conversion Date is a date that is on, or after the close of business on, any Dividend Record Date and prior to the close of business on the corresponding Dividend Payment Date, all dividends, including accrued and unpaid dividends, whether or not in arrears, with respect to the Series A Preferred Stock called for conversion on such date, shall be payable on such Dividend Payment Date to the record holder of such shares on such record date.

8. Adjustment of Conversion Rate.

(a) If the Company shall, at any time or from time to time after the original issue date of the Series A Preferred Stock while any shares of Series A Preferred Stock are outstanding, effect one or more stock dividends, stock split-ups (including reverse splits), subdivisions or consolidations of shares of Common Stock, the Conversion Rate shall be appropriately adjusted to reflect such stock dividends, stock split-ups, subdivisions or consolidations of shares of Common Stock.

(b) If, during the period in which shares of the Series A Preferred Stock remain outstanding, the Company issues or sells any shares of Common Stock (excluding any equity awards granted under the Company’s 2005 Stock Incentive Plan) for a price per share that is less than the Conversion Price at the time of such issuance or sale, the Conversion Rate immediately shall be adjusted by multiplying the Conversion Rate by the quotient of (x) the Conversion Price at the time of such issuance or sale divided by (y) the product of the Conversion Price at the time of such issuance or sale multiplied by (a) an amount equal to the sum of (i) the number of shares of Common Stock outstanding and deemed to be outstanding immediately prior to such sale plus the number of shares of Common Stock to be issued upon such issuance or sale multiplied by the Conversion Price at the time of such issuance or sale and (ii) the total consideration received and deemed (in accordance with the provisions of Section 8(c)) to be received by the Company upon such issuance and sale and (b) dividing the result by an amount equal to (i) the sum of (A) the amount determined in (a) and (B) the product of the number of shares issued or sold multiplied by the Conversion Price at the time of such issuance or sale, minus (ii) the consideration received.

(c) If any shares of Common Stock shall be issued or sold for cash, the consideration received by the Company shall be deemed to be the amount paid by the purchaser therefor without deduction of any expense incurred or any underwriting commission, concession or discount paid or allowed by the Company in connection therewith. If any shares of Common Stock shall be issued or sold for a consideration other than cash, the consideration received by the Company shall be deemed to be the fair value of such consideration as determined by the Board of Directors of the Company without deduction of any expense incurred or any underwriting commission, concession or discount paid or allowed by the Company in connection therewith. If any shares of Common Stock shall be issued in connection with a merger of another corporation into the Company, the consideration received by the Company shall be deemed to be the fair value as determined by the Board of Directors of the Company of such portion of the assets of such merged corporation as the Board of Directors shall reasonably determine to be attributable to such shares of Common Stock.

9. Voting Rights.

(a) Holders of the Series A Preferred Stock will have the same voting rights as holders of Common Stock and will vote together with holders of Common Stock as a single class, except as set forth below.

(b) If and whenever distributions on any shares of Series A Preferred Stock or any series or class of Parity Stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the Board of Directors shall be increased by two and the holders of such shares of Series A Preferred Stock (voting together as a single class with all other shares of Parity Stock of any other class or series which is entitled to similar voting rights (excluding Common Stock (the “Voting Preferred Stock’’)), will be entitled to vote for the election of the two additional directors of the Company at any annual meeting of stockholders or at a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Stock called for that purpose. The Company must call such special meeting upon the request of any holder of record of shares of Series A Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series A Preferred Stock and the Voting Preferred Stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the Board of Directors shall be reduced accordingly.

(c) The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and the holders of all other classes or series of Preferred Stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, the Charter, including the Articles Supplementary for the Series A Preferred Stock, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series A Preferred Stock. The amendment of the Charter to authorize, create, or increase the authorized amount of Junior Stock or any class of Parity Stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock. No such vote of the holders of Series A Preferred Stock as described above shall be required if provision is made to redeem all Series A Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

(d) With respect to the exercise of the above described voting rights, each share of Series A Preferred Stock shall be entitled to a number of votes equal to the Conversion Rate then in effect.

(e) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

B. EXCLUSION OF OTHER RIGHTS.

Except as may otherwise be required by law or as set forth in Section 9, the Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, other than those specifically set forth in these Articles Supplementary (as such Articles Supplementary may be amended from time to time) and in the Charter. The Series A Preferred Stock shall have no preemptive or subscription rights, or rights of an objecting stockholder under Title 3, Subtitle 2 of the Maryland General Corporation Law.

C. HEADINGS OF SUBDIVISIONS.

The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

D. SEVERABILITY OF PROVISIONS.

If any voting powers, preferences or relative, participating, optional, conversion and other special rights of the Series A Preferred Stock or qualifications, limitations or restrictions thereof set forth in these Articles Supplementary (as such Articles Supplementary may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional, conversion and other special rights of Series A Preferred Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional, conversion or other special rights of Series A Preferred Stock or qualifications, limitations and restrictions thereof shall be given such effect. None of the voting powers, preferences or relative participating, optional, conversion or other special rights of the Series A Preferred Stock or qualifications, limitations or restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional, conversion or other special right of Series A Preferred Stock or qualifications, limitations or restrictions thereof unless so expressed herein.

SECOND: These Articles Supplementary were duly adopted by the Board of Directors of the Company in the manner and by the vote required by law.

THIRD: The Series A Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FIFTH: The undersigned Co-Chief Executive Officer of the Company acknowledges these Articles Supplementary to be the act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Co-Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

* * * * * * * * *

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Co-Chief Executive Officer and witnessed by its Secretary on January 18, 2008.

ATTEST	NEW YORK MORTGAGE TRUST, INC.

/s/ Nathan R. Reese	By:	/s/ Steven R. Mumma
Nathan R. Reese		Steven R. Mumma
Secretary		Co-Chief Executive Officer, President and Chief Financial Officer